UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

Certification and Notice of Termination of Registration under

Section 12(g) of the Securities Exchange Act of 1934

or Suspension of Duty to File Reports Under Section 13

and 15(d) of the Securities Exchange Act of 1934

Symphonix Devices, Inc.

(Exact name of registrant as specified in its charter)

Delaware	000-23767	77-0376250
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification Number)

1735 First Street, Suite 311, San Jose, California 95112

Telephone: (408) 232-0710

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common stock, par value $.001 per share

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	☒	Rule 12h-3(b)(1)(i)	☒
Rule 12g-4(a)(1)(ii)	☐	Rule 12h-3(b)(1)(ii)	☐
Rule 12g-4(a)(2)(i)	☐	Rule 12h-3(b)(2)(i)	☐
Rule 12g-4(a)(2)(ii)	☐	Rule 12h-3(b)(2)(ii)	☐
		Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: 1

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, Symphonix Devices, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:	July 18, 2003	By:	/s/ Kirk B. Davis
		Name:	Kirk B. Davis
		Title:	President and Chief Executive Officer